FIFTH STREET ASSET MANAGEMENT INC.

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

October 17, 2014

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Fifth Street Asset Management Inc. Registration Statement on Form S-1 (File No. 333-198613)

Acceleration Request:

Requested Date: October 21, 2014

Requested Time: 3:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Fifth Street Asset Management Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-198613), as amended (the “Registration Statement”), so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

[Signature page follows]

FIFTH STREET ASSET MANAGEMENT INC.

By: /s/ Bernard D. Berman

Name: Bernard D. Berman

Title: Co-President and Chief Compliance Officer